Liberty Star Uranium & Metals Corp.
5610 E. Sutler Lane
Tucson, Arizona 85712

December 15, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Liberty Star Uranium & Metals Corp.
Application for Withdrawal on Form RW
for Registration Statement on Form S-1
(File No. 333-207804)

Ladies and Gentlemen:

Liberty Star Uranium & Metals Corp. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Company's Registration Statement on Form S-1 (File No. 333-207804), initially filed with the Securities and Exchange Commission (“SEC”) on November 4, 2015, as thereafter amended, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined at this time not to proceed with the offering due to specific comments received by the SEC and requests that the SEC consent to this application as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Brian R. Goldberg of Lucosky Brookman LLP, via email at bgoldberg@lucbro.com or via facsimile at (732) 395-4401. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney Brian R. Goldberg at (732) 395-4412. Thank you for your assistance.

Sincerely,

LIBERTY STAR URANIUM & METALS CORP.

By: /s/ James Briscoe
Name: James Briscoe
Title: Chief Executive Officer